Exhibit 99.1

Mindray Announces Appointment of Three Members to Its Executive Team

SHENZHEN, China, June 12, 2013 /PRNewswire-Asia/ – Mindray Medical International Limited (NYSE: MR), a leading developer, manufacturer and marketer of medical devices worldwide, today announced that the company has appointed Mr. Cheng Minghe to be co-Chief Executive Officer (co-CEO). Mr. Cheng is currently the company’s Chief Strategic Officer and will maintain this role. Mr. Li Xiting, Mindray’s President and CEO, will now be President and co-CEO and will remain the company’s director of the board.

The company has also appointed Mr. Wang Jianxin to be Chief Administrative Officer and Ms. May Li to be Chief Investment Officer. Mr. Wang was previously Vice President of Mindray and Ms. Li was previously the Deputy CFO. All appointments will take effect immediately.

In Mr. Cheng’s new role, he will assist Mr. Li in executing the company’s strategies and overseeing its operations. As a co-founder of Mindray, Mr. Cheng has served in various roles across sales, marketing and strategic development since the company’s establishment in 1991. Mr. Cheng received his bachelor’s and master’s degrees in biomedical engineering from Shanghai Jiaotong University.

“I am very excited about Mr. Cheng’s appointment as the co-CEO,” commented Mr. Li. “His extensive experience and exceptional leadership skills made him an ideal candidate for this role. I look forward to him joining me in fulfilling our company’s vision and mission in the future.”

“I am very honored to be entrusted with this opportunity and look forward to my new role in implementing Mindray’s growth strategies,” added Mr. Cheng. “I will work very closely with Mr. Li on future ventures in order to take the company to the next level.”

In Mr. Wang’s new role, he will be responsible for China sales, marketing, research and development, and some other operations. Mr. Wang has served in the company for more than six years in public relations. He previously held executive roles in the private and public sectors. He received his master’s degree in Management Science and Engineering from Harbin University of Science and Technology, and his bachelor’s degree in Automation from the University of Shanghai for Science and Technology.

In Ms. Li’s new role, her responsibilities will include corporate finance, investor relations and strategic development. Ms. Li has served the company for more than five years in various roles across investor relations, finance and strategic development. Ms. Li worked in financial communications and sales management prior to joining Mindray. She received her bachelor’s degree in Sociology from Peking University.

About Mindray

We are a leading developer, manufacturer and marketer of medical devices worldwide. We maintain our global headquarters in Shenzhen, China, U.S. headquarters in Mahwah, New Jersey and multiple sales offices in major international markets. From our main manufacturing and engineering base in China, we supply through our worldwide distribution network a broad range of products across three primary business segments, namely patient monitoring and life support, in-vitro diagnostic, and medical imaging systems. For more information, please visit http://ir.mindray.com.

For investor and media inquiries, please contact:

In the U.S:

Hoki Luk

Western Bridge, LLC

Tel: +1-646-808-9150

Email: hoki.luk@westernbridgegroup.com

In China:

Cathy Gao

Mindray Medical International Limited

Tel: +86-755-8188-8023

Email: cathy.gao@mindray.com